Kinder Morgan Canada Limited

Suite 2700, 300 — 5th Avenue S.W.

Calgary, Alberta T2P 5J2

December 15, 2017

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 4628
Washington, D.C. 20549

Attention:                                         H. Roger Schwall

Assistant Director

Office of Natural Resources

Re:                             Kinder Morgan Canada Limited

Form 10-12G

Filed November 3, 2017

File No. 0-55864

Ladies and Gentlemen:

In this letter, we set forth our response to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 1, 2017, with respect to the above-referenced filings. For your convenience, we have repeated in bold type each comment exactly as set forth in the December 1 comment letter. Our response to each comment is set forth immediately below the text of the applicable comment.

Business, page 1

Our Corporate History and Background, page 1

1.              We note your disclosure here that each “Class B Unit is accompanied by a Special Voting Share.” Please also disclose here the voting rights of the Class A Unit holders.

Response:  We respectfully note that the Class A Units and Class B Units are securities of the Limited Partnership, while the Restricted Voting Shares and the Special Voting Shares are securities of the Company.  Both the Class A Units and the Class B Units are limited partner interests in a limited partnership and, therefore, do not have voting rights except in the limited circumstances specified in the Limited Partnership’s limited partnership agreement.  The holders of Restricted Voting Shares and Special Voting Shares have voting rights in respect of the business and affairs of the Limited Partnership indirectly through the

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Company’s ownership of all of the shares of the General Partner.  The statement that “[e]ach Class B Unit is accompanied by a Special Voting Share” was intended to explain that our Articles prohibit us from issuing any Special Voting Shares unless a corresponding number of Class B Units are concurrently issued by the Limited Partnership, as well as to explain that Kinder Morgan’s voting rights relative to the Company (and indirectly the business and affairs of the Limited Partnership) are through its Special Voting Shares and its economic interest in the Limited Partnership is through the Class B Units, and such voting rights and economic interests are inextricably tied together on a one-for-one basis.

We propose to revise the disclosure to make this clearer and move this disclosure to page 1 to accompany related disclosures about the Company Voting Shares.  The third paragraph on page 1 would be revised to read as follows.

Immediately following our IPO, purchasers under our IPO held 100% of the issued and outstanding Restricted Voting Shares, then comprising approximately 30% of the votes attached to all outstanding Company Voting Shares, and Kinder Morgan indirectly owned 100% of the Special Voting Shares, then comprising approximately 70% of the votes attached to all outstanding Company Voting Shares.  Each Restricted Voting Share and each Special Voting Share generally entitles the holder to one vote at all meetings of our shareholders.  Except as otherwise provided by our Articles or required by law, the holders of Restricted Voting Shares and the holders of Special Voting Shares will vote together as a single class.  Each Class A Unit of the Limited Partnership, which represents the Company’s common equity economic interest in the Limited Partnership, corresponds to a Restricted Voting Share of the Company and represents the Restricted Voting Shareholder’s indirect economic interest in the Limited Partnership.  Similarly, each Class B Unit of the Limited Partnership, which represents Kinder Morgan’s common equity economic interest in the Limited Partnership, corresponds to one Special Voting Share of the Company, which represents Kinder Morgan’s voting interest in the Company.  We may not issue additional Restricted Voting Shares or Special Voting Shares unless the Limited Partnership contemporaneously issues an equal number of additional Class A Units or Class B Units, respectively.  Kinder Morgan owns (indirectly through KMCC and KM Canada Terminals) 100% of the outstanding Special Voting Shares and is our largest voting shareholder, with approximately 70% of the total outstanding Company Voting Shares.  See “Item 11. Description of Registrant’s Securities to be Registered.”

2.              Briefly expand your discussion in the third paragraph to clarify, if true, that each of the Restricted and Special Voting Shares vote as a class and the Restricted Voting Shares will not hold more than 30% of your Voting

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Shares, even if more Restricted Voting Shares are issued.

Response:  We acknowledge the Staff’s comment and note that the Restrictive Voting Shares and Special Voting Shares do vote together as a single class as described under “Item 11. Description of Registrant’s Securities to be Registered.”  Additionally, while Kinder Morgan currently anticipates retaining a majority of the Company Voting Shares, our Articles generally (other than in certain limited circumstances) do not prevent us from issuing additional Restricted Voting Shares without issuing additional Special Voting Shares. Kinder Morgan’s voting interest in the Company would be diluted below the current approximate 70% if, for example, (1) the Company undertakes a public or private offering of Restricted Voting Shares, (2) the rate of the public’s participation in the Company’s dividend reinvestment plan is greater than the rate of Kinder Morgan’s reinvestment of Limited Partnership distributions for additional Class B Units, or (3) additional Restricted Voting Shares are issued in settlement of the Company’s equity incentive awards upon vesting, unless, in each case, Kinder Morgan were to purchase additional Class B Units (and therefore is issued a corresponding number of additional Special Voting Shares) to avoid such dilution.

As noted above in our response to Comment No. 1, we propose to revise the disclosure in the third paragraph on page 1 to clarify the voting rights of the Restricted Voting Shares and Special Voting Shares and to clarify that the approximate percentages represent the percentages at the time of our initial public offering and not fixed percentages.

3.              We note that on page 45 of the IPO prospectus, you provide a more detailed chart of your structure, operations and relationships with affiliates. Please explain to us why you believe that the chart on page 2 is more informative.

Response:  We respectfully submit that the minor revisions to the organizational chart that appears on page 45 of our IPO prospectus were made in an effort to simplify the presentation and to make it easier for investors to understand the ultimate ownership of the securities of the Company and the Limited Partnership.  We eliminated from the chart KM Canada Terminals and KMCC, the direct owners of our Special Voting Shares and the Class B Units, because Kinder Morgan indirectly owns 100% of each of these entities and therefore is the indirect owner of the Special Voting Shares and Class B Units.  We likewise combined KMCI with the “Other Operating Entities” box in an effort to simplify.

In response to the comment, we propose to add to the organizational chart the following footnote.

Kinder Morgan owns (indirectly through KMCC and KM Canada Terminals) 100% of our outstanding Special Voting Shares and 100% of the Class B Units.

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Our Business Segments, page 3

4.              Please provide support or attribute the source for any factual assertions in your registration statement. By way of example only, we refer you to the following statements:

•                  In Alberta, we have one of the largest integrated networks of crude tank storage and rail terminals in Western Canada and the largest merchant terminal storage facility in the Edmonton market.

•                  We also operate the largest origination crude by rail loading facility in North America.

•                  In British Columbia, we control the largest mineral concentrate export/import facility on the west coast of North America through our Vancouver Wharves Terminal, transferring over four million tons of bulk cargo and 1.5 million barrels of liquids annually.

Response:  Concurrently with the submission of this letter, we are supplementally providing to the Staff support for the factual assertions as noted in the comment.

Financial Highlights and Growth Estimates, page 16

5.              We note your presentation of projected Adjusted EBITDA for 2018 and 2020. Expand the presentation to include a reconciliation to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

Response:  We acknowledge the Staff’s comment and note that we released updated guidance on December 4, 2017 requiring updating of the information presented in the chart on page 16.  Accordingly, we will revise the disclosure under the heading “The Trans Mountain Expansion Project” (to be renamed “The TMEP”) regarding the expected first twelve-month Adjusted EBITDA impact after the TMEP’s completion to reflect our December 4, 2017 announced 2018 guidance and recent developments.  We propose to remove the chart under “Financial Highlights and Growth Estimates” and related information that was on page 16 and replace it with information consistent with our 2018 guidance announcement.  The proposed disclosures are attached to this letter as Appendix A.

In regards to a reconciliation of Adjusted EBITDA to net income, which is the most comparable GAAP measure, we have included under the heading “Item 2. Financial Information—Management’s Discussion and Analysis—Results of Operation—Non-GAAP Financial Measures” an Adjusted EBITDA to net income reconciliation for each of the three years

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ended December 31, 2016, 2015 and 2014.  In the paragraph above the reconciliations, we further explain how Adjusted EBITDA is used by the Company and external users of our financial statements along with its limitations as a non-GAAP measure.

It is our view that the inclusion of a reconciliation of projected net income to projected Adjusted EBITDA in the Form 10 is inherently impractical due to the Company’s inability to reliably estimate certain adjustments required by GAAP to forecast net income, including foreign currency exchange rate fluctuations and estimates of certain contingent liabilities, and that doing so would not provide meaningful information to investors due to the numerous assumptions that would need to be made.

To provide further clarity on our non-GAAP measures, we propose adding the following disclosure to the financial projections disclosure that appears in Appendix A.

We do not provide forecasted net income (the GAAP financial measure most directly comparable to the non-GAAP financial measures distributable cash flow and Adjusted EBITDA) due to the impracticality of quantifying certain amounts required by GAAP, such as realized and unrealized foreign currency gains and losses and potential changes in estimates for certain contingent liabilities.

In addition, for future SEC filings in which we provide forecasted guidance, we will add similar disclosures.

6.              Please clarify why you have not presented projected Adjusted EBITDA for 2019.

Response:  Historically, Kinder Morgan and its publicly traded subsidiaries, including us, usually have announced preliminary financial guidance for the coming year prior to the close of the current year.  As mentioned in our response to Comment No. 5 above, the substance of our December 4, 2017 guidance announcement as it is proposed to appear in the Form 10 is attached to this letter as Appendix A.  Kinder Morgan normally does not provide guidance on expected Adjusted EBITDA beyond the coming year; however, we have provided longer-term guidance in the Form 10.  In our view, the primary purpose of providing guidance beyond the coming year is to show the impact of the completed TMEP on our future consolidated Adjusted EBITDA.  As the projected completion date of the TMEP is after December 31, 2019, results for the year ended December 31, 2019 would not include the impact of the TMEP.  Therefore, we did not believe it would be informative to present projected Adjusted EBITDA for 2019.  In addition, to better illustrate the impact of the completed TMEP, we have revised our presentation of projected Adjusted EBITDA to refer to the first twelve-month period following the in-service date for the TMEP, rather than a specific reporting period.

7.              Within the discussion of the projected Adjusted EBITDA assumptions, you discuss the impacts of capitalized equity financing costs. Please provide further information regarding this adjustment including, but not limited to,

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the nature of the adjustment and how amounts for each period are calculated.

Response:  As disclosed in Note 2 “Summary of Significant Accounting Policies—Property, Plant and Equipment” in our Annual Consolidated Financial Statements included in the Form 10, for rate-regulated assets, allowance for funds used during construction (“AFUDC”) is included in the cost of property, plant and equipment and is depreciated over future periods as part of the total cost of the related asset.  AFUDC includes both an interest component and, if approved by the regulator, a cost of equity component.  These capitalized financing costs are referred to as “capitalized debt financing costs” for capitalized interest costs and “capitalized equity financing costs” for capitalized equity costs.

Based on regulatory accounting guidelines and our summarized accounting policy described above, these capitalized equity financing costs are recognized as “Other income” in our consolidated statements of income and therefore are recognized as earnings in our Adjusted EBITDA.  Our forecasted capitalized equity financing costs are based on the application of our current methodology, which has been approved by the NEB and agreed upon with representatives of current TMPL shippers, applying a 45% equity capital structure and a 9.5% return on equity to the monthly average cumulative spend on the TMEP.

To further provide information regarding the capitalized equity financing costs adjustment and how it is calculated, and as to where further explanation can be found regarding these capitalized costs, we intend to include a disclosure under the heading “—Financial Highlights and Growth Estimates” substantially consistent with the following as reflected in Appendix A.

Our 2018 projected Adjusted EBITDA includes $71 million of TMEP capitalized equity financing costs based on capital spent to date and our 2018 projected $1.8 billion capital expenditures.  Our 2018 projected Adjusted EBITDA includes the capitalized equity financing costs derived under our current methodology, which is approved by the NEB and is agreed upon with representatives of current TMPL shippers and applies a 45% equity capital structure and a 9.5% return on equity to the monthly average cumulative spend on the TMEP.  After the TMEP is complete, capitalized equity financing costs associated with the project will no longer be recognized in Adjusted EBITDA.  See Note 2 “Summary of Significant Accounting Policies—Property, Plant and Equipment” in our Annual Consolidated Financial Statements for further information regarding capitalized equity financing costs which is one of two components of our allowance for funds used during construction.

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8.              Please explain how you considered the guidance in Item 10(b) of Regulation S-K when preparing and presenting the projected Adjusted EBITDA measures.

Response:  In preparing and presenting the projected Adjusted EBITDA measures, we carefully considered the guidance in Item 10(b) of Regulation S-K.  Item 10(b)(1) requires that management have a reasonable basis for presenting its good faith assessment of the Company’s future performance.  On page 15, we describe that the projections were prepared based on contracted capacity on the TMEP and historical experience with similar operating assets.  Item 10(b)(2) provides that consideration must be given to the financial items to be projected, the period to be covered and the manner of presentation to be used.  As disclosed on page 52, we and external users of our financial statements use Adjusted EBITDA to evaluate certain leverage metrics.  Therefore, we present the amount of incremental Adjusted EBITDA expected to be added as a result of the TMEP, as described in the proposed disclosures attached hereto as Appendix A.  Item 10(b)(3) provides that the disclosures accompanying the projections should facilitate investor understanding of the basis for and limitations of the projections.  On pages 15 and 16, we describe the basis for the projections and the principal assumptions made.  Also on page 15, we describe the limitations of the projections.  Specifically, we say “[a]s a result of the significance of the assumptions and the substantial risks to which the TMEP and the Base Line Terminal are subject, the actual impact of each of the TMEP and Base Line Terminal on incremental projected Adjusted EBITDA, and our business generally, will vary and may vary materially” and include cross references to the disclosure about our growth estimates and risk factors.  In response to the comment, we propose to add disclosure to the projected financial information cautioning investors not to place undue certainty to the projections and advising about our intention regarding the furnishing of updated projections substantially consistent with the following as reflected in Appendix A.

For additional information about the risks and uncertainties regarding the TMEP and Base Line Terminal projects, see “Item 1A. Risk Factors—Risks Relating to Our Business,” including the risk factors captioned “Major projects, including the TMEP, may be inhibited, delayed or stopped.” and “Judicial reviews of the processes pursuant to which we have been granted certain governmental, administrative and contractual rights to construct and operate our pipelines for the TMEP, including on other owners’ land, are ongoing.  If we were to lose these rights or the TMEP were to be subject to additional significant regulatory reviews, changes, further obligations or restrictions, the TMEP may be significantly delayed or stopped altogether, and we may incur additional costs.” As a result of the significance of the assumptions and the substantial risks to which the TMEP and the Base Line Terminal are subject, the actual impact of each of the TMEP and Base Line Terminal on incremental projected Adjusted EBITDA, and our business generally, will vary and may vary materially.

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Therefore, investors are cautioned not to attribute undue certainty to this projected financial information. We plan to provide updates to this projected financial information when we believe such projections no longer have a reasonable basis.

Risk Factors, page 33

9.              We note your disclosure on page F-16 regarding the numerous legal challenges relating to the TMEP. Please include a risk factor highlighting the principal risks associated with the pending litigation.

Response:  We respectfully direct your attention to the risk factor that appears on page 34 of the Form 10, which discusses the legal and regulatory challenges to the TMEP and highlights the risks associated with them.  In response to the comment, we propose to revise the first two risk factors to clarify the focus of the second risk factor on the specific cases challenging the project as follows.

Risks Relating to Our Business

Major projects, including the TMEP, may be inhibited, delayed or stopped.

Our ability to commence and complete construction on the TMEP, as well as other expansion and new build projects, may be inhibited, delayed or stopped by a variety of factors (some of which may be outside of our control), including without limitation, inabilities to overcome challenges posed by or related to regulatory approvals by federal, provincial or municipal governments, difficulty in obtaining, or inability to obtain, permits (including those that are required prior to construction such as the permits required under the Species at Risk Act), Land Agreements, public opposition, blockades, legal and regulatory proceedings (including judicial reviews, injunctions, detailed route hearings and land acquisition processes), delays to ancillary projects that are required for the TMEP (including, with respect to power lines and power supply), increased costs and/or cost overruns, inclement weather or significant weather-related events (including storms and rising sea levels (potentially resulting from climate change) impacting our marine terminals) and other issues. Detailed route hearings will be required where valid route objections arise. The NEB must approve the detailed route for the TMEP before full construction can commence. Such approval will be by segment. Detailed route hearings could result in delays and increased cost to the project and could require modifications to the detailed location, construction methods and construction schedule. To the extent we are not able to acquire land rights through negotiated agreements for the sections of the TMEP that require new land rights, we will need to seek right of entry orders from the NEB, which could result in delays and increased cost to the TMEP. In

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addition, we have applied for certain variances to the Certificate of Public Convenience and Necessity from the NEB and may apply for additional variances in the future. These variances may require, among other things, additional consultation and further regulatory processes and approvals before construction of the affected portions of the TMEP can commence. These additional processes and approvals could result in delays, increased costs and/or cost overruns or other issues with respect to the project.

Although we have signed a number of agreements with prime construction contractors for the TMEP, we are currently in negotiations with other construction contractors to construct the various pipeline spreads on the TMEP. As some of the contractors themselves and the terms of such applicable contracts have not been finalized, there can be no assurance that the construction contracts entered into in respect of the TMEP will be finalized on terms that are advantageous to us or consistent with our cost estimates. Further, there is no guarantee that, once such contracts are entered into, such contracts will be performed in a manner satisfactory to us. In the event that we must enter into construction contracts on terms that are less favorable to us or contractual counterparties fail to perform their duties in accordance with the terms of the applicable contract, the TMEP may be delayed or we may incur significant additional costs.

In addition to the TMEP, we are currently undertaking certain other growth projects and may, in the future, further expand existing assets and construct new assets. Such projects, and any potential growth opportunities that are undertaken will be subject to the same or similar risks as those identified above and elsewhere in these Risk Factors, for the TMEP.

Any new growth projects will be subject to, among other things, the receipt of regulatory approvals, feasibility and cost analyses, funding availability and industry, market and demand conditions. There can be no guarantee that any potential opportunities identified will be undertaken or completed or, if any such growth projects are undertaken there can be no certainty as to the timing, nature, extent or completion of such projects.  Additionally, events such as inclement weather or significant weather-related events (including storms and rising sea levels (potentially resulting from climate change) impacting our marine terminals), natural disasters, unforeseen geological conditions and delays in performance by third-party contractors may result in increased costs and/or cost overruns or delays in construction. Significant cost increases and/or cost overruns or delays could have a material adverse effect on our return on investment, results of operations and cash flows and could result in reduced or eliminated dividends, project cancellations or constraints on our ability to pursue other growth opportunities.

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Judicial reviews of the processes pursuant to which we have been granted certain governmental, administrative and contractual rights to construct and operate our pipelines for the TMEP, including on other owners’ land, are ongoing.  If we were to lose these rights or the TMEP were to be subject to additional significant regulatory reviews, changes, further obligations or restrictions, the TMEP may be significantly delayed or stopped altogether, and we may incur additional costs.

While a number of key governmental approvals have been received with respect to the TMEP, the completion, timing and costs of the TMEP are still subject to significant risks. Numerous legal challenges have been filed with the Federal Court of Appeal by various governmental and non-governmental organizations, Aboriginal groups or other parties that seek judicial review of the recommendation of the NEB and subsequent decision by the Federal Governor in Council to conditionally approve the Trans Mountain Pipeline Expansion Project.    Such requests for judicial review claim, among other things, that additional Aboriginal consultation, engagement or accommodation is required and that various non-economic impacts of the TMEP were not adequately considered. The remedies sought include requests that the NEB recommendation report be quashed, that additional consultations be undertaken and that the order of the Governor in Council approving the TMEP be quashed. As leave has been granted in a number of circumstances, the Federal Court of Appeal will review, in the case of the NEB, its recommendation that the TMEP proceed and, in the case of the Government of Canada, the Governor in Council’s approval of the TMEP. In the event that an applicant is successful at the Federal Court of Appeal, among other things, the NEB recommendation or Governor in Council’s approval may be quashed, permits may be revoked, the TMEP may be subject to additional significant regulatory reviews, there may be significant changes to the TMEP plans, further obligations or restrictions may be imposed or the TMEP may be stopped altogether.

If an applicant is unsuccessful at the Federal Court of Appeal, the applicant may further appeal such decision to the Supreme Court of Canada.  If the applicant is successful at the Supreme Court of Canada, among other things, the NEB recommendation or Governor in Council’s approval may be quashed, permits may be revoked, the TMEP may be subject to additional significant regulatory reviews, there may be significant changes to the TMEP plans, further obligations or restrictions may be imposed or the TMEP may be stopped altogether.

In addition to the judicial reviews of the NEB recommendation report and Governor in Council’s order, two judicial review proceedings have been commenced at the Supreme Court of British Columbia (Squamish Nation and the City of Vancouver)

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and seek to quash the Environmental Assessment Certificate, or EAC, that was issued by the British Columbia Environmental Assessment Office.  The petitions allege a duty and failure to consult or accommodate First Nations, and generally, among other claims, that the Province ought not to have approved the Project.  If one of these applicants for judicial review is successful, among other things, the EAC may be quashed, provincial permits may be revoked, the TMEP may be subject to additional significant regulatory reviews, there may be significant changes to the TMEP plans, further obligations or restrictions may be imposed or the TMEP may be stopped altogether. In the event that an applicant is unsuccessful at the Supreme Court of British Columbia, they may further seek to appeal the decision to the British Columbia Court of Appeal. Any decision of the British Columbia Court of Appeal may be appealed to the Supreme Court of Canada. A successful appeal at either of these levels could result in the same types of consequences described above.

To the extent we seek to continue construction of the TMEP prior to the determination of  judicial review applications by the applicable court, the applicants may seek an injunction from the court to prevent us from proceeding with construction until the litigation has been resolved. If such injunctive relief is granted, the TMEP may be significantly delayed or stopped altogether, and we may incur additional costs.

Additional efforts to block or revise the TMEP (including through new litigation, changes in government, protests, blockades or otherwise) may arise in the future and the success of any such future efforts may have the same or similar results. Events such as a change in government, legislative or regulatory changes, loss of government or community support or ongoing governmental or community opposition to projects, including the TMEP (for example, the strong and likely unyielding opposition of the City of Burnaby), may cause such projects, including the TMEP, to be significantly disrupted, delayed or stopped, or cause significant increased costs to be incurred. (see also “—We are subject to reputational risks and risks relating to public opinion,” “—Aboriginal relations have the potential to delay or halt regulatory approval processes and construction, which may negatively affect the economics of projects,” “—Non-governmental organizations could impact projects and operations” and “—Risks Relating to Regulation” below). The total stoppage of the TMEP would have a material adverse effect on us. Further, in addition to potentially resulting in significant increased costs and/or cost overruns and delays, the quashing of the NEB recommendation or the Governor in Council’s approval, the revocation of permits, additional significant regulatory reviews, significant changes to the TMEP plans or the imposition of further obligations or restrictions, could materially impact the overall feasibility or economic benefits of the TMEP, which, in turn, would have a

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material adverse effect on the TMEP (including the anticipated increases to Adjusted EBITDA referenced in this document) and, consequently, our business.

Management’s Discussion and Analysis, page 48

Results of Operations, page 50

Consolidated Earnings Results, page 51

10.       When multiple factors contribute to material changes in a line item, please revise your disclosures to quantify the impact of each factor. For example, in your discussion of net income for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016, you disclose that the decrease from the prior year “is primarily attributable to the change in foreign exchange gains (losses) on the KMI Loans” and that the “remainder of the decrease is largely attributable to decreased results on our Cochin and Puget Sound pipelines…increased general and administrative expense and DD&A expense….” Please separately quantify each of these significant factors. Refer to Item 303(b) of Regulation S-K.

Response:  Item 303 of Regulation S-K requires disclosure of information relevant to assessing our results of operations to enable readers of our reports to see the Company through the eyes of management.  We believe our disclosure accomplishes this objective and is compliant with the related requirements.  Importantly, we believe the content and format of our MD&A provide readers the primary drivers affecting our core operating results through the eyes of management.

Our approach to MD&A is to provide an integrated discussion of our results of operations whereby we begin with our “—Consolidated Earnings Results” presented in accordance with GAAP.  Under the heading “—Consolidated Earnings Results,” we present segment EBDA, as disclosed in our reportable segment footnote in our consolidated financial statements, in a tabular format.  The discussion of our consolidated earnings results is an overview of our results of operations, providing a summary of the primary factors driving our core operating results on a consolidated basis.

Under the heading “—Segment Earnings Results,” for each segment, we further discuss what, in management’s view, represents the core operating results, which are primarily driven by volumes, pricing, and contributions from newly placed-in-service assets and the related business activity for the segment.  The tables in each segment provide GAAP line item amounts and segment EBDA in accordance with GAAP.  The following tables then provide the dollar amount of changes between the respective periods for segment EBDA and

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revenues.  These tables are followed by additional narrative discussion that provide the summarized dollar and percentage changes in segment EBDA along with GAAP line item business drivers of the reported changes and where material, the dollar amount of those business drivers.

In regards to the “—Consolidated Earnings Results” narrative that was referenced in this comment, we propose in the Form 10, and future periodic SEC filings, when such amounts are material to the overall results of operations, to further enhance the disclosure in a manner substantially consistent with the following additional numerical information as presented below.

Three Months Ended September 30, 2017 vs. Three Months Ended September 30, 2016

The increase of $22.1 million (109%) from the prior year third quarter in net income is primarily attributable to the $16.3 million change in foreign exchange gains (losses) on the KMI Loans.  The remainder of the $3.8 million increase is largely attributable to lower interest expense primarily due to the settlement of the KMI Loans.

Nine Months Ended September 30, 2017 vs. Nine Months Ended September 30, 2016

The decrease of $69.7 million (38%) from the prior year in net income is primarily attributable to the $56.6 million change in foreign exchange gains (losses) on the KMI Loans.  The remainder of the $13.1 million decrease is largely attributable to decreased results on our Cochin and Puget Sound pipelines in our Pipelines segment, increased general and administrative expense and DD&A expense, partially offset by lower interest expense primarily due to the settlement of the KMI Loans.

Year Ended December 31, 2016 vs. 2015 and 2015 vs. 2014

The increase in net income of $224.7 million (981%) from the prior year in net income is primarily attributable to a $205.6 million change in the unrealized foreign exchange gains (losses) on the KMI Loans denominated in U.S. dollars.  Due to changes in the exchange rates between Canadian and U.S. dollars, we recorded unrealized foreign exchange gains of $29.7 million in 2016, and unrealized foreign exchange losses of $175.8 million in 2015 associated with the KMI Loans.  The remainder of the $19.1 million increase is largely attributable to increased Terminals segment EBDA driven by increased contributions from the Edmonton Rail Terminal joint venture and other terminal projects being placed in service, and reduced general and administrative expense from 2015 environmental costs that did not recur in 2016.

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The decrease in net income of $42.4 million (217%) from the prior year in net income is primarily attributable to a $99.9 million increase in the unrealized foreign exchange losses on the KMI Loans denominated in U.S. dollars.  Due to changes in the exchange rates between Canadian and U.S. dollars, we recorded unrealized foreign exchange losses of $175.9 million and $76.0 million in 2015 and 2014, respectively.  The remainder of the $57.5 million increase is largely attributable to an increase of $110.6 million in segment EBDA that is partially offset by a $34.8 million increase in DD&A, which were driven by the commissioning of new terminals facilities, including two new joint ventures in 2014 and 2015, incremental earnings from completion of the Cochin Reversal Project in 2014 and higher volumes on the Puget Sound pipeline system.

Non-GAAP Financial Measures, page 52

11.       We note you use Adjusted EBITDA as a liquidity measure and reconcile it to net income. Please tell us why you believe net income rather than cash flows from operating activities is the most directly comparable GAAP measure.

Response:  We acknowledge the Staff’s comment and note that “liquidity measure” is not the most precise description of our use of Adjusted EBITDA, which we and external users use, together with net debt, to evaluate certain leverage metrics, including our ability to service debt.  Because Adjusted EBITDA is derived from net income, we believe the GAAP measure that is most directly comparable to Adjusted EBITDA is net income.  We propose to revise the disclosure on page 53 in response to the comment substantially consistent with the following.

Adjusted EBITDA is used by the Company and external users of our financial statements, in conjunction with net debt, to evaluate certain leverage metrics. Adjusted EBITDA is calculated by adjusting net income before interest expense, taxes and DD&A (EBITDA) adjusted for certain items, as applicable. Because Adjusted EBITDA is derived from net income, we believe the GAAP measure that is most directly comparable to Adjusted EBITDA is net income.  A reconciliation of net income to Adjusted EBITDA is provided in the table below.  We do not allocate Adjusted EBITDA amongst equity interest holders as we view total Adjusted EBITDA as a measure against our overall leverage.

Dividends, page 79

12.       Given that “[t]he terms of the Series 1 Preferred Shares and the Series 2 Preferred Shares prohibit us from declaring or paying dividends on the Restricted Voting Shares unless all dividends on the Series 1 Preferred Shares, the Series 2 Preferred Shares have been paid,” and given that you

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have issued Series 1 Preferred since the time of your IPO, tell us whether you anticipate any impact on the payment of dividends to holders of Restricted Shares over the next twelve months.

Response:  We respectfully note that we took into account our preferred share dividend requirements in our 2018 budget.  We do not expect the payment of preferred share dividends to impact our ability to pay our 2018 projected dividends on our Restricted Voting Shares.

* * * *

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact our counsel, Troy Harder of Bracewell LLP, at (713) 221-1456.

Very truly yours,

Kinder Morgan Canada Limited

		By:	/s/ Dax A. Sanders
Dax A. Sanders
Chief Financial Officer

cc:	Troy Harder
Bracewell LLP
711 Louisiana St.
Suite 2300
Houston, TX 77002

APPENDIX A

TMEP Construction Progress

Following provincial elections in British Columbia on May 9, 2017, the New Democratic Party and the Green Party agreed to form a government resulting in a 44 seat majority in the British Columbia legislature, consisting of 41 New Democratic Party seats and three Green Party seats. One component of the agreement between the New Democratic Party and the Green Party was the statement of intent to utilize all means available to the British Columbia government to oppose the TMEP. To that end, the British Columbia government intervened in the judicial review proceedings heard by the Federal Court of Appeal in October 2017, arguing that the NEB approval for the TMEP failed to adequately consider the risks associated with marine shipping. Acting in its official capacity as custodian of British Columbia lands, the British Columbia government recently granted us access to approximately 140 kilometers of British Columbia Crown land and is advancing the additional provincial permits that are expected to enable us to start pre-construction work in British Columbia. In addition, we have received conditional permits from the NEB, the British Columbia Environmental Assessment Office, Vancouver Fraser Port Authority, and the federal Department of Fisheries and Oceans to proceed with water work at the Westridge Marine Terminal. Provincial and federal judicial reviews relating to project approvals are underway, with decisions from the British Columbia Supreme Court and the Federal Court of Appeal expected in the coming months.

The TMEP has experienced opposition from the City of Burnaby, British Columbia. After many months of working to obtain municipal permits from the City of Burnaby without success, in October 2017 we petitioned the NEB to permit us to proceed with work at the Westridge and Burnaby terminals under the terms and conditions of the Certificate of Public Necessity and Convenience issued by the federal government and applicable NEB orders. On December 7, 2017 the NEB issued an order granting all relief requested. We have also requested that the NEB establish an efficient, fair and timely process for us to bring similar future matters to the NEB for its determination in cases where municipal or provincial permitting agencies unreasonably delay or fail to issue permits or authorizations in relation to the TMEP (the “Process Motion”).  NEB consideration of this request is pending.

On November 28, 2017, the federal government filed a letter with the NEB supporting our Process Motion. We remain willing to continue to work with the British Columbia provincial and local officials, including from the City of Burnaby; however, we cannot predict the impact that the change in provincial government in British Columbia, active opposition from the City of Burnaby or any future disputes with municipalities, regulators or permitting authorities may have on our ability to complete the TMEP on current expected timelines or budget or at all. In October 2017, we announced a potential unmitigated delay in our project completion date of nine months (to September 2020 as compared to our originally targeted completion date of December 2019) and, as discussed below, if uncertainty around permitting and judicial processes extends further into 2018, the previously announced unmitigated delay could extend beyond September 2020.  Our requests to the NEB are intended to help mitigate the possible delay in the construction schedule.

Financial Highlights and Growth Estimates

On December 4, 2017, we issued a news release announcing our preliminary financial guidance for 2018 and certain expectations relating to the TMEP. We announced that despite making progress during 2017 on permitting, regulatory condition satisfaction and land access, the scope and pace of the permits and approvals received did not allow for significant additional construction to begin at that time and that we must have a clear line of sight on the timely conclusion of the permitting and approvals processes before we will commit to full construction spending. In light of these circumstances and having regard to the NEB petitions intended to address certain of the delays, we also announced certain expectations and preliminary financial projections for 2018, in which we expect our business to:

•                                          generate $474 million of Adjusted EBITDA and $349 million of DCF, respectively, with growth due primarily to the phased in-service of tanks at the new Base Line Terminal during the year and higher capitalized equity financing costs associated with spending on the TMEP (recognized in other income). Excluding capitalized equity financing costs, Adjusted EBITDA and DCF are budgeted to be $403 million and $278 million, respectively. Actual capitalized equity financing costs will vary depending on the amount and timing of TMEP expenditures;

•                                          generate DCF to holders of Restricted Voting Shares of $0.96 per Restricted Voting Share, with an expected declared dividend of $0.65 per Restricted Voting Share;

•                                          invest $1.9 billion on expansion projects and other discretionary spending, of which $1.8 billion is associated with the TMEP and the balance is associated with the Base Line Terminal; and

•                                          end 2018 with a net debt-to-Adjusted EBITDA ratio of approximately 2.7 times.

In order to prudently manage shareholder capital, our preliminary 2018 budget assumes TMEP spending in the first part of 2018 is primarily focused on advancing the permitting process, rather than spending at full construction levels, until we have greater clarity on key permits, approvals and judicial reviews. As noted above, we previously announced a potential unmitigated delay to project completion of nine months (to September 2020) due primarily to the time required to file for, process and obtain necessary permits and regulatory approvals. Potential mitigation measures require obtaining greater clarity early in 2018 with respect to key permits, approvals and judicial reviews and continued planning with TMEP contractors to assess options to start or accelerate work in certain areas. Construction delays entail increased costs due to a variety of factors, including extended personnel, equipment and facilities charges, storage charges for unused material and equipment, extended debt service, and inflation, among others. Because those costs are highly uncertain at this stage of the TMEP and the extent of a delay, if any, is currently unknown, we have not updated our cost estimate associated with the TMEP at this time. In order to help achieve the necessary clarity with respect to permits and approvals, as described above, we have filed motions with the NEB to resolve existing delays and to establish an NEB process that will backstop provincial and municipal processes in a fair, transparent and expedited fashion. As stated in the Process Motion presented to the NEB, “it is critical for Trans Mountain to have certainty that once started, the [Project] can confidently be completed on schedule.” If uncertainty around permitting and judicial processes extends further into 2018, we would expect to reduce the 2018 budgeted spending on the TMEP. As a result, the previously announced unmitigated delay to a September 2020 in-service date due to a potential nine month delay could extend beyond September 2020. Further, as stated in the Process Motion, if the TMEP continues to be “faced with unreasonable regulatory risks due to a lack of clear processes to secure necessary permits . . . it may become untenable for Trans Mountain’s shareholders . . . to proceed.”

As of September 30, 2017, remaining cash construction costs on the TMEP were estimated to be approximately $6.0 billion, excluding capitalized interest. We currently expect that a significant majority of the capital expenditure requirements related to the TMEP will be funded through a combination of the Credit Facility, dividend and distribution reinvestments, term debt and the issuance of preferred equity and common equity. Our targeted funding mix during construction and following completion of the TMEP is intended to be consistent with an investment grade credit rating.

For additional information about the risks and uncertainties regarding the TMEP and Base Line Terminal projects, see “ “Item 1A. Risk Factors—Risks Relating to Our Business,” including the risk factors captioned “ Major projects, including the TMEP, may be inhibited, delayed or stopped.” and “Judicial reviews of the processes pursuant to which we have been granted certain governmental, administrative and contractual rights to construct and operate our pipelines for the TMEP, including on other owners’ land, are ongoing.  If we were to lose these rights or the TMEP were to be subject to additional significant regulatory reviews, changes, further obligations or restrictions, the TMEP may be significantly delayed or stopped altogether, and we may incur additional costs.” As a result of the significance of the assumptions and the substantial risks to which the TMEP and the Base Line Terminal are subject, the actual impact of each of the TMEP and Base Line Terminal on incremental projected Adjusted EBITDA, and our business generally, will vary and may vary materially. Therefore, investors are cautioned not to attribute undue certainty to this projected financial information. We plan to provide updates to this projected financial information when we believe such projections no longer have a reasonable basis.

Our projected Adjusted EBITDA and DCF assumptions include:

•                                          Our base business, while expected to be relatively stable, is subject to re-contracting and other risks;

•                                          Our 2018 projected Adjusted EBITDA includes $71 million of TMEP capitalized equity financing costs based on capital spent to date and our 2018 projected $1.8 billion capital expenditures.  Our 2018 projected Adjusted EBITDA includes the capitalized equity financing costs derived under our current methodology, which is approved by the NEB and is agreed upon with representatives of current TMPL shippers and applies a 45% equity capital structure and a 9.5% return on equity to the monthly average cumulative spend on the TMEP.  After the TMEP is complete, capitalized equity financing costs associated with the project will no longer be recognized in Adjusted EBITDA.  See Note 2 “Summary of Significant Accounting Policies—Property, Plant and Equipment” in our Annual Consolidated Financial Statements for further information regarding capitalized equity financing costs which is one of two components of our allowance for funds used during construction;

•                                          Our 2018 projected Adjusted EBITDA also includes $22 million of Adjusted EBITDA contribution related to our 50% share of a partial year of in-service of the Base Line Terminal project based on contracted volumes, rates and expected operating costs (with the full $44 million of Adjusted EBTIDA expected on an annualized basis after the project is fully placed into service); and

•                                          A Canadian/United States dollar exchange rate of $0.79.

We currently expect the TMEP to generate $900 million of  incremental Adjusted EBITDA in its first 12 months of service (or approximately $75 million of Adjusted EBITDA per month).  This is based on our average current expected toll rate of $5.17 per barrel for our contracted minimum volume commitments of 707.5 Mbbl/d less projected operating costs and less the existing Trans Mountain System’s Adjusted EBITDA contribution. Once the TMEP is in service, Adjusted EBITDA will no longer include a capitalized equity financing costs component, which is included in Adjusted EBITDA for pre-completion periods.

Estimated incremental Adjusted EBITDA attributable to the TMEP as described above excludes any utilization of spot volumes, which, as discussed below, could add more than $200 million of Adjusted EBITDA annually.

We do not provide forecasted net income (the GAAP financial measure most directly comparable to the non-GAAP financial measures distributable cash flow and Adjusted EBITDA) due to the impracticality of quantifying certain amounts required by GAAP, such as realized and unrealized foreign currency gains and losses and potential changes in estimates for certain contingent liabilities. See “Item 2. Financial Information—Growth Estimates” and “Item 2. Financial Information—Management’s Discussion and Analysis—Results of Operations—Non-GAAP Financial Measures” as well as the other information set forth herein.

Upon completion of the TMEP, 100% spot utilization on the expanded TMPL could add more than $200 million to our Adjusted EBITDA annually on such terms. Notably, the three pipeline connected refineries with historic and expected continued demand in excess of 100,000 barrels per day on the TMPL are not contracted shippers on the expanded TMPL and, accordingly, could become spot shippers or receive allocated capacity for any additional volumes following completion of the project. We believe that there will be significant demand for spot volume capacity upon start-up of the new system due to increasing demand in the United States and abroad. PADD V, and Washington State in particular (as demand is expected to stay flat), is expected to require increasing access to Canadian crude oil if Alaskan production continues to decline. In addition, transit time to California from Burnaby is shorter than from Alaska by approximately three days (thereby reducing tanker costs) and the reversal of the U.S. oil export ban in late 2015 has put further supply pressure on the PADD V market. While markets in Asia are collectively larger than the U.S. Gulf Coast market and are forecasted to grow significantly, representing the majority of global crude demand growth (estimated to be approximately 70% from 2014 to 2040), Canadian crude exported from the West Coast can, where pricing is favorable, also access the U.S. Gulf Coast market through the Panama Canal (Source: CAPP 2016 Crude Oil Forecast, Markets and Transportation, 2016-0007).

Alaskan North Slope Supply and Asian Crude Demand

Note:

(1)         Alaskan North Slope crude supply data sourced from U.S. Energy Information Administration and Asian crude demand sourced from CAPP 2016 Crude Oil Forecast, Markets and Transportation 2016-0007.